1060742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04034331

May 6, 2004

Jon S. Liland
Pierce Atwood
One Monument Square
Portland, Maine 04101

Act	Securities Exchange Act of 1934
Section	Regulation M
Rule	Rule 102
Public Availability	May 6, 2004

Re: Associated Grocers of Maine, Inc.
<u>File No. TP 04-44</u>

Dear Mr. Liland:

In your letter dated May 5, 2004, as supplemented by conversations with the staff, you request an exemption from Rule 102(a) of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") to allow Associated Grocers of Maine, Inc. (the "Company") to conduct a rescission offer (the "Rescission Offer") while at the same time offering its Variable Rate Subordinated Debt Securities (the "Excess") to its member-shareholders at face value. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

The Rescission Offer is intended to rectify an oversale of Excess pursuant to an offering made in reliance on Regulation A under the Securities Act of 1933. In your correspondence, you make the following key representations:

- It is highly unlikely that there will be a significant economic incentive for member-shareholders to accept the Rescission Offer and that very few member-shareholders will accept the Rescission Offer;
- The Rescission Offer is not subject to the restrictions set forth in Rule 13e-4 under the Exchange Act;
- The Rescission Offer will be directed at a limited number of member-shareholders, and an even more limited number of member-shareholders will be eligible to accept it, and the Rescission Offer will not be widely publicized to such member-shareholders;

- If a member-shareholder elects to rescind the purchase, they will receive from the Company an amount equal to (i) their currently outstanding Excess balance, plus (ii) all interest accrued but not yet paid on such balance; and

- There is no potential for price manipulation of the Excess because there is no trading market for the Excess, and it is not anticipated that one will develop.

Based on the facts and representations that you have made, the Rescission Offer does not appear to result in any of the abuses that Rule 102 is designed to prevent. Accordingly, on the basis of these facts and representations, but without necessarily concurring in your analysis, the Commission hereby grants the Company an exemption from Rule 102 of Regulation M pursuant to paragraph (e) thereof to permit the Company to conduct the Rescission Offer as described.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of this rule to the Rescission Offer. If any material change occurs with respect to any of those facts or representations, the Rescission Offer should be discontinued, pending presentation of the facts for our consideration.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the Rescission Offer may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the Rescission Offer.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director

Attachment

PIERCE
ATWOOD
ATTORNEYS AT LAW

Jon S. Liland

One Monument Square
Portland, ME 04101

207-791-1131 voice
207-791-1350 fax
jliland@pierceatwood.com
www.pierceatwood.com

May 5, 2004

VIA FEDERAL EXPRESS

James Brigagliano, Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Associated Grocers of Maine, Inc. ("Associated Grocers" or the "Company")
Request for Exemption Pursuant to Regulation M, Rule 102(e)

Dear Mr. Brigagliano:

On behalf of Associated Grocers, we hereby respectfully request that the Division of Market Regulation (the "Division") grant an exemption pursuant to Rule 102(e) of Regulation M from the application of Rule 102(a) ("Rule 102") under the Securities Exchange Act of 1934 (the "'34 Act") if Associated Grocers conducts a rescission offer (the "Rescission Offer") in the manner described below, at the same time as it offers its Variable Rate Subordinated Debt Securities (Excess) (the "Excess") to its member-shareholders at face value.

The Rescission Offer is intended to rectify an oversale of Excess pursuant to an offering made in reliance on Regulation A under the Securities Act of 1933 (the "'33 Act"). Both the Rescission Offer and the offering of Excess to the member-shareholders will be made pursuant to an offering statement on Form 1/A which was filed with the Commission on March 31, 2004 and is expected to become effective shortly.

As discussed below, we believe that conducting the Rescission Offer simultaneously with the offering of the Excess would not implicate any of the concerns addressed by Rule 102, because the Rescission Offer provides no opportunity for any manipulation of the securities markets by Associated Grocers, nor would Associated Grocers have any incentive to engage in any market manipulation with regard to the Excess.

I. Background:

Associated Grocers is a Maine corporation providing bulk purchasing, warehousing and distribution services to its member-shareholders on a cooperative basis. Associated Grocers currently has 244 member-shareholders, which are all independent grocery stores located in Maine, and, to a lesser degree, in New Hampshire, Vermont and northern Massachusetts. In the retail grocery business, margins for independent store operators are very thin and competition is fierce. Without the ability to achieve economies of scale and to aggregate their purchasing power through a cooperative entity such as Associated Grocers, very few independent grocers would be able to remain competitive in a marketplace dominated by large grocery chains such as Shaw's, Kroger, Hannaford, and others.

The Company does not have a class of equity security registered pursuant to §12 of the '34 Act, is not required to file periodic reports pursuant to §15(d) of the '34 Act, and is not a closed-end investment company registered under the Investment Company Act of 1940. As such, it is not subject to the restrictions set forth in Rule 13e-4 promulgated pursuant to the '34 Act.

The member-shareholders of Associated Grocers provide the necessary working capital of the cooperative and security for the credit extended to them by Associated Grocers, through required purchases of Class A and Class B shares, by making required capital deposits (known as "Factor"), and by voluntarily purchasing the Excess.

Only a member of Associated Grocers can purchase Excess. To become a member who is eligible to purchase Excess, a person must (i) be engaged in the retail sale of food items, (ii) purchase one share of Class A stock, (iii) purchase two shares of Class B stock, and (iv) have made Factor deposits equal to three times the average value of the weekly purchases such person makes from Associated Grocers.

Members typically use the Excess as a way to accumulate funds for future payments for goods purchased from the Company and as a cash flow management tool. Interest is paid on the Excess at rates set by the board of directors; the rate for the most recent period has been 4.5% per annum.

Amounts held as Excess are subject to repayment upon demand by the depositing member, together with all interest accrued on such amounts through the date of demand. The Excess is not certificated, and is not transferable from one member-shareholder to another. As such, there is no trading market for the Excess, and no such market could reasonably be expected to develop in the future.

The purpose of this ownership structure, as stated in Article XII of Associated Grocers' bylaws, is "to ensure the equitable contribution of needed working capital" by members and "to provide security for the credit extended to stockholders in the sale of goods." The member-shareholders have agreed that the capital deposits (whether Factor or Excess) are "a continuing pledge to the Corporation to secure any indebtedness" to Associated Grocers. In effect, the Factor and Excess serve as "security deposits" for the credit extended to members by the company on a weekly basis.

The Company has previously sought and obtained no-action relief from the Commission's Office of Chief Counsel, Division of Corporation Finance with respect to the issuance of the Class A and Class B shares and the acceptance of the Factor without registration or an exemption from registration under the '33 Act (please see Exhibit A hereto). The Excess, on the other hand, would probably be considered a security for '33 Act purposes, so the Company has filed the offering statement on Form 1/A mentioned above and will not engage in any sale of Excess prior to the qualification thereof by the Commission.

II. The Rescission Offer:

Associated Grocers will offer each member-shareholder who currently holds Excess that was purchased after March 1, 2003 the opportunity to rescind such purchase within thirty (30) days of the date of the Rescission Offer. If such member-shareholder elects to rescind the purchase, they will receive from the Company an amount equal to (i) their currently outstanding Excess balance, plus (ii) all interest accrued but not yet paid on such balance. The Company anticipates that the full amount of the Rescission Offer would be covered by the offering circular on Form 1/A mentioned above that was filed with the Commission on March 31, 2004. No offers to rescind will be made in connection with the Rescission Offer by the Company until such offering statement on Form 1/A is qualified by the Commission.

Because the Excess, by its terms, is payable immediately upon demand by the holder (along with all interest accrued) in the ordinary course of business, the Rescission Offer will not, in a practical sense, provide the offerees with any rights beyond those they already enjoy.

III. Request for Exemption:

Section 102 of Regulation M is designed to prevent manipulation of the trading markets while a distribution of securities is in process by prohibiting an issuer from purchasing securities of the same class being distributed because such purchases might create an unjustified appearance of trading activity or maintain or increase the prices at which those securities are being traded. Thus, without an exemption from the application of Rule 102(a), the Company would be in violation of the Rule if it conducts the Rescission Offer at the same time as it offers the Excess to its member-shareholders. Section 102 includes various exemptions to the above prohibition and also provides, in Rule 102(e) that, upon written application, the Commission may grant an unconditional or conditional exemption for any transactions or class of transactions or any security or class of security.

Associated Grocers respectfully requests that the Commission grant an exemption under Rule 102(e) to allow it to offer and effect rescission transactions pursuant to the Rescission Offer simultaneously with the distribution of Excess following the qualification of the Company's Offering Circular on Form 1/A. The purpose of the Rescission Offer is to apprise holders of the Excess of any rights that they may have under the federal securities laws, and thus to allow them to reconsider their purchase of Excess in light of the most recent disclosure provided by the Company in the form of the qualified Offering Circular.

We believe that an exemption from the prohibitions of Rule 102(a) is appropriate for several reasons. First, the purposes for which Rule 102(a) was promulgated would not be served by its application to the Rescission Offer. There is no possibility of any manipulation of trading in connection with the Excess, and no motivation for the Company to engage therein, because of the nature of the security in question. The Excess may not be transferred from one member-shareholder to another, and any attempt to do so will not be recognized by the Company. Therefore, no speculation is possible-- no trading market exists for the Excess, and none can reasonably be expected to develop in the future. The Excess will not be listed on an exchange and will not be traded over-the-counter. There is therefore no danger of manipulation to create the appearance of an "active" market in the security. Furthermore, the value of the Excess is fixed by the amount of the initial investment made by the holder thereof, plus interest accrued thereon—and this value may be liquidated upon demand by the holder. Therefore, even if a market for the Excess existed, the Company would be unable to stabilize or increase the value to an investor of the Excess by market manipulation.

Secondly, the economic rights that the holders of the Excess are being offered pursuant to the Rescission Offer are identical to those that they already have as holders of a face-value, demand instrument—there is no economic incentive for offerees to accept the Rescission Offer, and the Company does not anticipate that a significant number will accept the Rescission Offer. Additionally, a limited number of persons will be notified of the Rescission Offer, and an even more limited number of persons will be eligible to accept it.

The Rescission Offer is quite similar to the rescission offer which was granted an exemption from Rule 102 of Regulation M in *Plastics Manufacturing Company* (available January 21, 2000). As in *Plastics*, (i) Associated Grocers does not anticipate that a significant number of offerees will accept the Rescission Offer; (ii) the Rescission Offer will not be widely publicized and will be targeted to a limited number of member-shareholders; (iii) there is no potential for manipulation of the offering (in *Plastics*, this was because the rescission offer price was lower than the offering price, whereas for Associated Grocers it is because the Excess is a demand instrument and the Rescission Offer provides no additional economic benefit not already held by the holder of the Excess); and (iv) there is no public market for the securities and none is expected to develop.

Additionally, the Rescission Offer is also less likely to lead to activities by the Company that undermine the functioning of the securities markets as independent pricing mechanisms, or that undermine the integrity or fairness of those markets, than the rescission offer for which the Commission granted an exemption under Rule 102(e) in *In re ING Senior Income Fund* (available October 9, 2003). In *ING*, the exemption was granted with regard to the offer by a closed-end investment company to repurchase shares for which there existed no trading market at the time, but the fund could not have assured the Commission that no informal market in the shares would not be made by a broker-dealer, as the shares were apparently transferable from their current holders to third parties. In addition, the Rescission Offer will present fewer risks of market manipulation than the "redemption program" described in *In re Wells Real Estate Investment Trust II* (available December 9, 2003), for which the Commission granted an exemption under Rule 102(e). The redemption program in *Wells* was explicitly designed to increase the liquidity of the stock of the trust, which would tend to increase their value and attractiveness thereof (and thus the market price, if such a market were to develop) to investors. The exemption was granted presumably based on the limitations imposed on the program by the trust- no more than 5% of the shares could be repurchased in a given year, the redemption price would be fixed at a level slightly less than the then-current per-share value of the trust's shares (95% thereof), and a shareholder would have to fulfill a one-year holding period prior to being able to redeem shares.

Finally, if the Commission were to require the Company to delay the offering and sale of new Excess until after completion of the Rescission Offer, this would delay the Company's ability to raise working capital for an additional period, without serving any purpose under the securities laws, and without any incremental protection to the purchasers of the Excess.

IV. Conclusion.

In view of the foregoing, we respectfully request that the Division of Market Regulation grant an exemption from the prohibitions of Rule 102 with respect to the Rescission Offer described herein. If you have any questions, or if you need any additional information, please contact the undersigned at 207-791-1100.

Sincerely,

John S. Liland

Enclosures
cc: Mr. Michael Westort
Mr. Ronald Cloutier
George Marcus, Esq.

Exhibit A

PIERCE ATWOOD

ATTORNEYS AT LAW

Jon S. Liland

One Monument Square
Portland, ME 04101

207-791-1131 voice
207-791-1350 fax
jliland@pierceatwood.com

January 15, 2004

VIA FAX AND U.S. MAIL

Office of Chief Counsel, Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Cecelia D. Blye, Special Counsel

Re: Associated Grocers of Maine, Inc. ("Associated Grocers") No-Action Letter Request

Dear Ms. Blye:

This letter is in confirmation of the results of your review of the no-action request submitted by the undersigned on behalf of Associated Grocers on November 4, 2003, as supplemented by my letter dated December 31, 2003.

In our telephone conversation earlier this week, you stated that, based on the facts and circumstances set forth in the above-mentioned no-action letter request (as supplemented), the staff would take a "no-action" position if Associated Grocers were, without registration under the Securities Act of 1933 or an exemption from registration thereunder, (i) to issue its Class A and Class B shares, so long as the ordinary dividend feature of those shares is eliminated; and (ii) to resume accepting the required capital deposits known as "factor" from its members.

Please let me know if you believe the above summary to be inaccurate in any way, or if you have any additional questions or comments. Thank you for your assistance in this matter.

Sincerely,

Jon S. Liland

cc: Mr. Michael Westort
Mr. Ronald Cloutier
George Marcus, Esq.